United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2012

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Granada Ampliación

11529 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. (Check One)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s

Registration Statement on Form F-3ASR (File No. 333-182394).

We have prepared this report to provide our investors with disclosure and financial information regarding recent developments in our business and results of operation for the nine months ended September 30, 2012.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2011 (File No. 001-16269), filed with the U.S. Securities and Exchange Commission on April 30, 2012.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission (or “SEC”), on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, indebtedness levels, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to acquisitions, competition, regulation and rates;

•	statements about our future economic performance or that of Mexico or other countries in which we operate;

•	competitive developments in the telecommunications sector in each of the markets where we currently operate or into which we may expand;

•	other factors and trends affecting the telecommunications industry generally and our financial condition in particular; and

•	statements of assumptions underlying the foregoing statements.

We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our 2011 Form 20-F, include economic and political conditions and government policies in Mexico, Brazil or elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

You should evaluate any statements made by us in light of these important factors.

OPERATING AND FINANCIAL REVIEW AS OF SEPTEMBER 30, 2012 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

The following is a summary and discussion of our results of operations for the nine months ended September 30, 2012 and 2011 and our financial condition as of September 30, 2012. The following discussion should be read in conjunction with our unaudited interim condensed consolidated financial statements as of September 30, 2012 and for the three-month and nine-month periods ended September 30, 2012 and 2011, as filed with the U.S. Securities and Exchange Commission on November 27, 2012 (the “Interim Financial Statements”), and our audited annual consolidated financial statements, which are included in our annual report on Form 20-F for the year ended December 31, 2011 (“our 2011 Form 20-F”).

In the opinion of our management, the unaudited interim financial information discussed below includes all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of this financial information in a manner consistent with the IFRS presentation made in the annual audited consolidated financial statements included in our 2011 Form 20-F, except that beginning January 1, 2012, we present commissions paid to distributors as a gross commission expense rather than as a reduction in revenue. This change in accounting has been retroactively applied to the unaudited interim condensed consolidated financial statements for the three-month and nine-month periods ended September 30, 2011 included in the Interim Financial Statements and to the financial information for the nine-month period ended September 30, 2011 discussed herein; however, our audited annual consolidated financial statements included in our 2011 Form 20-F present commissions paid to distributors as a reduction in revenues. For more information, see Note 2 d) to our Interim Financial Statements. Results of operations for the nine months ended September 30, 2012 are not, however, necessarily indicative of results to be expected for the full year.

In the first quarter of 2012 we acquired control of a majority of the voting equity of Net Serviços de Comunicação, S.A. (“Net Serviços”), a provider of pay television (“Pay TV”) services in Brazil. We began consolidating Net Serviços from January 1, 2012, and, accordingly, the data presented below for the nine months ended September 30, 2012 consolidate the results of Net Serviços. Prior to January 1, 2012, we accounted for Net Serviços using the equity method and, accordingly, our share of its net profits was recorded in our income statement under “equity in net income of associated companies.” The consolidation of Net Serviços affects the comparability of our results for the nine months ended September 30, 2012 relative to our results for the nine months ended September 30, 2011.

Condensed Consolidated Financial Data of América Móvil

The following tables set forth our condensed consolidated financial data as of September 30, 2012 and December 31, 2011 and for the nine months ended September 30, 2012 and 2011.

References herein to “U.S.$” are to U.S. dollars. References herein to “Mexican pesos” or “Ps.” are to Mexican pesos. U.S. dollar amounts in the tables are presented solely for convenience, using the exchange rate of Ps.12.917 to U.S.$1.00, which was the rate reported by Banco de México for September 30, 2012, as published in the Official Gazette of the Federation (Diario Oficial de la Federación). You should not construe these translations or any other currency translations included herein as representations that the nominal Mexican peso amounts actually represent the U.S. dollar or other foreign currency amounts or could be converted into U.S. dollars or such other foreign currency at the rate used or indicated.

	For the nine months ended September 30,
	2011		2012
	(in thousands of Mexican pesos)				(in millions of U.S. dollars)
	(unaudited)		(unaudited)		(unaudited)
	(adjusted)
Income Statement Data
Operating revenues:
Mobile voice services	Ps.	206,370,036		Ps. 216,486,295	U.S.$	16,760
Fixed voice services		102,633,243		94,422,876		7,310
Mobile data services		73,431,702		100,186,453		7,756
Fixed data services		53,038,548		62,733,854		4,857
Paid television		11,917,723		42,224,018		3,269
Other services		53,816,256		61,004,041		4,723

Total operating revenues		501,207,508		577,057,537		44,675

Operating costs and expenses:
Cost of sales and services		206,727,046		252,966,362		19,584
Commercial, administrative and general expenses		106,640,716		122,355,165		9,472
Other expenses		2,768,990		2,499,683		194
Depreciation and amortization		68,836,743		77,277,349		5,983

Total operating costs and expenses		384,973,495		455,098,559		35,233

Operating income		116,234,013		121,958,978		9,442
Interest income		4,807,047		4,364,304		338
Interest expense		(14,708,520)		(18,560,504)		(1,437)
Exchange (loss) gain, net		(15,693,953)		12,208,224		945
Valuation of derivatives and other financial items, net		8,544,197		(7,036,481)		(545)
Equity in net income of associated companies		1,803,690		1,107,820		86

Profit before income tax		100,986,474		114,042,341		8,829
Income tax		30,069,628		37,003,464		2,865

Net profit for the period	Ps.	70,916,846	Ps.	77,038,877	U.S.$	5,964

Net profit for the period attributable to:
Equity holders of the parent	Ps.	66,344,225	Ps.	76,478,456	U.S.$	5,921
Non-controlling interest		4,572,621		560,421		43

	Ps.	70,916,846	Ps.	77,038,877	U.S.$	5,964

	At December 31, 2011		At September 30, 2012
	(in thousands of Mexican pesos)				(in millions of U.S. dollars)
	(audited)		(unaudited)		(unaudited)
Balance Sheet Data
Total current assets	Ps.	240,277,267	Ps.	205,457,419	U.S.$	15,906
Total non-current assets		705,339,594		760,630,290		58,886

Total assets		945,616,861		966,087,709		74,792

Total current liabilities		262,758,431		240,952,192		18,654
Long-term debt		353,975,487		390,792,740		30,254
Deferred taxes		16,751,716		18,090,147		1,401
Deferred revenues		3,175,796		1,094,938		85
Employee benefits		13,315,736		11,874,516		919

Total liabilities		649,977,166		662,804,533		51,313
Equity:
Capital stock		96,419,636		96,415,757		7,464
Retained earnings:
Prior periods		81,198,952		128,393,771		9,940
Profit for the period		82,853,529		76,478,456		5,921

Total retained earnings		164,052,481		204,872,227		15,861

Other comprehensive income (loss) items		25,168,067		(8,278,063)		(641)

Equity attributable to equity holders of the parent		285,640,184		293,009,921		22,684

Non-controlling interests		9,999,511		10,273,255		795

Total equity		295,639,695		303,283,176		23,479

Total liabilities and equity	Ps.	945,616,861	Ps.	966,087,709	U.S.$	74,792

Consolidated Results of Operations for the First Nine Months of 2012 and 2011

Our international operations account for a significant portion of our revenues, and currency variations between the Mexican peso and the currencies of our non-Mexican subsidiaries, especially the Brazilian real, affect our results of operations as reported in Mexican pesos. In the following discussion regarding our operating revenues, we include a discussion of the change in the different components of our revenues between periods at constant exchange rates, i.e., using the same exchange rate to translate the local-currency results of our international operations for both periods. We believe that this additional information helps investors better understand the performance and contribution to our consolidated results of our non-Mexican operations.

Operating Revenues

Total operating revenues for the first nine months of 2012 increased by 15.1%, or Ps.75.9 billion, over the first nine months of 2011. At constant exchange rates and excluding the effects of the consolidation of Net Serviços, total operating revenues for the first nine months of 2012 increased by 7.2% over the first nine months of 2011. The increase was principally attributable to increases in revenues from our mobile data, fixed data and paid television services.

Mobile Voice—Mobile voice revenues for the first nine months of 2012 increased by 4.9%, or Ps.10.1 billion, over the first nine months of 2011. At constant exchange rates, mobile voice revenues increased by 1.7% over the first nine months of 2011. The increase was principally due to an increase in traffic and the introduction of plans with more monthly airtime, partially offset by reductions in interconnection rates charged to other telecommunications providers and reductions in long distance rates.

Fixed Voice —Fixed voice revenues for the first nine months of 2012 decreased by 8.0%, or Ps.8.2 billion, from the first nine months of 2011. At constant exchange rates and excluding the effects of the consolidation of Net Serviços, fixed voice revenues decreased by 6.4% from the first nine months of 2011. The decrease was principally due to a decrease in long distance traffic and lower interconnection rates, principally in Mexico and Brazil.

Mobile Data—Mobile data revenues for the first nine months of 2012 increased by 36.4%, or Ps.26.8 billion, over the first nine months of 2011. At constant exchange rates, mobile data revenues increased by 32.8% over the first nine months of 2011. The increase was principally due to increased use of value-added services, including SMS messaging and web browsing and content downloading on handsets, tablets and notebooks.

Fixed Data—Fixed data revenues for the first nine months of 2012 increased by 18.3%, or Ps.9.7 billion, over the first nine months of 2011. At constant exchange rates and excluding the effects of the consolidation of Net Serviços, fixed data revenues increased by 6.0% over the first nine months of 2011. The increase was principally attributable to residential subscriber and broadband services growth, including growth of corporate data services.

Paid Television—Paid television revenues for the first nine months of 2012 more than tripled over the first nine months of 2011, primarily because of the consolidation of Net Serviços. At constant exchange rates and excluding the effects of the consolidation of Net Serviços, paid television revenues increased by 54.1% over the first nine months of 2011. The increase was principally due to increased use of our services as a result of the introduction of new plans, particularly in Brazil, and subscriber growth in our operations in Brazil, Peru, the Dominican Republic and Ecuador.

Other Services—Revenues from other services for the first nine months of 2012 increased by 13.4%, or Ps.7.2 billion, over the first nine months of 2011. At constant exchange rates and excluding the effects resulting from the consolidation of Net Serviços, revenues from other services increased by 12.7% over the first nine months of 2011.

Operating Costs and Expenses

Cost of sales and services—Cost of sales and services for the first nine months of 2012 increased by 22.4% over the first nine months of 2011, representing 43.8% of operating revenues compared to 41.2% of operating revenues for the first nine months of 2011. The Ps.46.2 billion increase for the first nine months of 2012 reflects growth in both cost of services and cost of equipment, as well as the consolidation of Net Serviços commencing in the first quarter of 2012. At constant exchange rates and excluding the effects resulting from the consolidation of Net Serviços, cost of sales and services increased by 12.2% over the first nine months of 2011.

Cost of services increased by 23.0%, or Ps.32.5 billion, to Ps.174.0 billion for the first nine months of 2012 from Ps.141.5 billion for the first nine months of 2011. This increase was principally due to the consolidation of Net Serviços commencing in the first quarter of 2012 and to growth in our value added services and paid television businesses, increased content charges, increased government fees and higher network maintenance, real estate leasing, electrical energy and labor costs. At constant exchange rates and excluding the effects resulting from the consolidation of Net Serviços, cost of services increased by 9.8% over the first nine months of 2011.

Cost of equipment increased by 21.1%, or Ps.13.7 billion, to Ps.79.0 billion for the first nine months of 2012 from Ps.65.2 billion for the first nine months of 2011. The percentage increase is the same at constant exchange rates and excluding the effects resulting from the consolidation of Net Serviços. This increase primarily represents the cost of handsets, accessories and computers sold to customers as a result of the introduction of new plans that include more expensive equipment offered to customers.

Commercial, administrative and general expenses—Commercial, administrative and general expenses for the first nine months of 2012 increased by 14.7%, or Ps.15.7 billion, over the first nine months of 2011. This increase principally reflects higher costs for advertising, labor obligations and customer care centers, including an expansion of physical customer care centers and call center services. As a percentage of operating revenues, commercial, administrative and general expenses for the first nine months of 2012 decreased to 21.2%, from 21.3% for the first nine months of 2011. At constant exchange rates and excluding the effects resulting from the consolidation of Net Serviços, commercial, administrative and general expenses increased by 5.6% over the first nine months of 2011.

Depreciation and amortization—Depreciation and amortization for the first nine months of 2012 increased by 12.3%, or Ps.8.4 billion, over the first nine months of 2011. As a percentage of revenues, depreciation and amortization for the first nine months of 2012 decreased slightly to 13.4% compared to 13.7% for the first nine months of 2011. At constant exchange rates and excluding the effects resulting from the consolidation of Net Serviços, depreciation and amortization increased by 1.3% over the first nine months of 2011.

Operating Income

Operating income for the first nine months of 2012 increased by 4.9%, or Ps.5.7 billion, over the first nine months of 2011.

Operating margin (operating income as a percentage of operating revenues) for the first nine months of 2012 was 21.1% compared to 23.2% for the first nine months of 2011. The decrease in our operating margin for the first nine months of 2012 was due principally to higher costs for subscriber acquisition, acquisition of content and programming for the offering of Pay TV services, network maintenance, airtime resale, customer service, advertisement and royalty payments under our concessions and licenses.

Net Interest Expense

Net interest expense (interest expense less interest income) for the first nine months of 2012 increased by 43.4%, or Ps.4.3 billion, over the first nine months of 2011, attributable to a higher level of net debt.

Exchange Gain, Net

We recorded a net exchange gain of Ps.12.2 billion for the first nine months of 2012, compared to a net exchange loss of Ps.15.7 billion for the first nine months of 2011. The net exchange gain in 2012 was primarily attributable to the appreciation of the Mexican peso against various currencies, particularly the U.S. dollar and the Brazilian real.

Valuation of Derivatives and Other Financial Items, Net

We recognized a net fair value loss and other financial expenses of Ps.7.0 billion for the first nine months of 2012, compared to a gain of Ps.8.5 billion for the first nine months of 2011. This item principally reflected changes in the valuation of the derivative instruments we use to hedge against exchange rate risk on our indebtedness, reflecting the appreciation of the Mexican peso against various currencies.

Income Tax

Our effective rate of provisions for corporate income tax as a percentage of profit before income tax was 32.4% for the first nine months of 2012, compared to 29.8% for the first nine months of 2011, primarily due to the net effect of inflation and interest rates on our interest deductions.

Net Profit

We recorded net profit of Ps.77.0 billion for the first nine months of 2012, an increase of 8.6% or Ps.6.1 billion, over the first nine months of 2011. This increase primarily reflected the increase in net operating income.

Liquidity and Capital Resources

As of September 30, 2012, we had net debt (total debt minus cash and cash equivalents) of Ps.363.2 billion, compared to Ps.321.5 billion at December 31, 2011. As of September 30, 2012, cash and cash equivalents amounted to Ps.48.0 billion, compared to Ps.59.1 billion as of December 31, 2011.

Our total indebtedness as of September 30, 2012 was Ps.411.1 billion, of which Ps.20.3 billion was short-term debt (including the current portion of long-term debt). Without considering the effect of hedging instruments used to manage our interest rate and foreign exchange exposures, approximately Ps.210.8 billion, or 51%, of our total indebtedness as of September 30, 2012 was denominated in U.S. dollars. Approximately Ps.38.6 billion, or 9%, of our total indebtedness at that date, bore interest at variable rates, while the approximately Ps.372.5 billion, or 91%, bore interest at fixed rates.

The maturities of our long-term debt as of September 30, 2012 were as follows:

Years	Amount
	(in millions of Mexican pesos)
2013	Ps.	526
2014		28,621
2015		38,011
2016		42,863
2017		31,465
2018 and thereafter		249,306

Total	Ps.	390,792

We regularly assess our interest rate and foreign exchange exposures, and we often manage those exposures by using derivative financial instruments. As of September 30, 2012, the net fair value of our derivatives and other financial items was a liability of Ps.3.5 billion.

During the first nine months of 2012, we used approximately Ps.92.6 billion to fund capital expenditures, including for new 4G or LTE technology, network deployment and network capacity, and Ps.7.6 billion to pay dividends. We have also continued to repurchase shares of our capital stock under our share repurchase program: during the first nine months of 2012, we repurchased approximately 927.2 million Series L shares and 3.9 million Series A shares for an aggregate purchase price of Ps.15.2 billion.

AMÉRICA MÓVIL

We provide telecommunications services in 18 countries. We are the largest provider of wireless communications services in Latin America, based on the number of subscribers, with the largest market share in Mexico and the third-largest in Brazil, in each case based on the number of subscribers. We also have major fixed-line operations in Mexico, Brazil and 12 other countries. The table below provides a summary of the principal businesses we conduct and the principal brand names we use in each country where we operated as of September 30, 2012.

Country	Principal Brands	Principal Businesses
Mexico	Telcel Telmex	Wireless Fixed line
Argentina	Claro	Wireless, fixed line
Brazil	Claro Embratel Net	Wireless, satellite Fixed Line, Pay TV Pay TV
Chile	Claro	Wireless, fixed line, Pay TV
Colombia	Claro	Wireless, fixed line, Pay TV
Costa Rica	Claro	Wireless
Dominican Republic	Claro	Wireless, fixed line, Pay TV
Ecuador	Claro	Wireless, fixed line, Pay TV
El Salvador	Claro	Wireless, fixed line, Pay TV
Guatemala	Claro	Wireless, fixed line, Pay TV
Honduras	Claro	Wireless, fixed line, Pay TV
Nicaragua	Claro	Wireless, fixed line, Pay TV
Panama	Claro	Wireless, Pay TV
Paraguay	Claro	Wireless, Pay TV
Peru	Claro	Wireless, fixed line, Pay TV
Puerto Rico	Claro	Wireless, fixed line, Pay TV
Uruguay	Claro	Wireless, fixed line
United States	Tracfone	Wireless

The following table sets forth, as of September 30, 2012, the number of our wireless subscribers and our revenue generating units (“RGUs”) in the countries in which we operate. RGUs consist of fixed lines, broadband accesses and cable or direct-to-home Pay TV units. The table includes total subscribers and RGUs of all of our consolidated subsidiaries and affiliates, without adjustment where our equity interest is less than 100%.

The table reflects the geographic segments that we use in our consolidated financial statements, including the following: (a) Southern Cone refers to Argentina, Chile, Paraguay and Uruguay; (b) Andean Region refers to Ecuador and Peru; and (c) Central America and Caribbean refers to Costa Rica, Dominican Republic, El Salvador, Guatemala, Honduras, Nicaragua, Panama and Puerto Rico.

September 30, 2012 (in thousands)
Wireless subscribers:
Mexico	69,171
Brazil	63,447
Southern Cone	27,540
Colombia	29,962
Andean Region	23,861
Central America and Caribbean	20,289
United States	21,639

Total wireless subscribers	255,909

RGUs:
Mexico	22,730
Brazil	27,510
Southern Cone	1,432
Colombia	4,072
Andean Region	1,063
Central America and Caribbean	5,999

Total RGUs	62,806

Our principal operations are:

•

Mexico Wireless. Our subsidiary Radiomóvil Dipsa, S.A. de C.V. (“Telcel”), which operates under the name Telcel, is the largest provider of wireless telecommunications services in Mexico, based on the number of subscribers.

•	Mexico Fixed Line. Our subsidiary Teléfonos de México, S.A.B. de C.V. is the only nationwide provider of fixed-line telephony services in Mexico.

•

Brazil. Several of our subsidiaries operating under the unified brand Claro together constitute one of the three largest providers of wireless telecommunications services in Brazil, based on the number of subscribers. Our subsidiary Embratel Participações S.A., together with its subsidiaries, is one of the leading providers of telecommunications services in Brazil, and our subsidiary Net Serviços is the largest cable television operator in Brazil. Together they offer triple-play services in Brazil, with a cable television network that passed 16.1 million homes as of September 30, 2012.

•

Southern Cone. We provide wireless telecommunications services in Argentina, Paraguay, Uruguay and Chile, operating under the Claro brand. We also provide fixed-line telecommunications services in Argentina, Chile and Uruguay under the Claro brand. In Chile and Paraguay, we offer nationwide Pay TV services under the Claro brand.

•

Colombia. We provide wireless telecommunications services under the Claro brand in Colombia, where we are the largest wireless provider, based on the number of subscribers. We also provide fixed-line telecommunications and Pay TV services in Colombia under the Claro brand, where our network passed 6.3 million homes as of September 30, 2012.

•

Andean Region. We provide wireless telecommunications services in Peru and Ecuador under the Claro brand. We also provide fixed-line telecommunications and Pay TV services in Peru, where our network passed 913 thousand homes, and Ecuador, where our network passed 479 thousand homes as of September 30, 2012.

•

Central America. We provide fixed-line and wireless telecommunications and Pay TV services in Guatemala, El Salvador, Honduras and Nicaragua. We also provide wireless telecommunications and Pay TV services in Panama and wireless telecommunications services in Costa Rica. Our Central American subsidiaries provide all services under the Claro brand.

•

United States. Our subsidiary TracFone Wireless Inc. is engaged in the sale and distribution of prepaid wireless services and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands.

•

Caribbean. We provide fixed-line, wireless telecommunications and Pay TV services in the Dominican Republic and Puerto Rico, where we are the largest telecommunications services providers, based on the number of subscribers. Our Caribbean subsidiaries provide all services under the Claro brand.

RECENT DEVELOPMENTS

Revocation of Fine Against Telcel by the Mexican Federal Antitrust Commission

On May 2, 2012, Telcel was notified of a resolution issued by the Mexican Federal Antitrust Commission (Comisión Federal de Competencia, or “Cofeco”) that revoked the Ps.11,989 million fine imposed by Cofeco in April 2011 for alleged monopolistic practices in the mobile termination market. As a condition to the revocation of the fine, Telcel must comply with certain undertakings that were proposed by it to Cofeco in March 2012. These undertakings are described in our annual report on Form 20-F for the year ended December 31, 2011. Certain of the operators that were parties to that proceeding have challenged the revocation of the fine.

Investment in KPN

On May 29, 2012, our subsidiary AMOV Europa B.V. (“AMOV”) commenced a partial tender offer in cash to all holders of ordinary shares of Koninklijke KPN N.V. (“KPN”). KPN is the leading telecommunications service provider in The Netherlands, which offers fixed-line and wireless telecommunications services, internet and Pay TV to consumers, and end-to-end telecommunications services to business customers. AMOV offered to purchase up to the number of shares that would result in AMOV and América Móvil holding 393,283,000 shares (representing a total of up to approximately 27.7% of all outstanding shares of KPN). The offer was subject to Dutch disclosure and procedural requirements, which differ from those of the United States. We purchased shares of KPN prior to commencing and during the offer, and as of June 27, 2012, América Móvil and AMOV held a total of 353,283,000 shares of KPN, representing 24.9% of the outstanding shares of KPN. The offer expired on June 27, 2012, and more than a sufficient number of shares needed for us to reach the maximum ownership amount of 27.7% of the outstanding shares was tendered. Upon closing of the tender offer, the total aggregate cost of our investment in KPN was approximately €3,047 million (Ps.52,211 million).

Investment in Telekom Austria

On June 15, 2012, we agreed to acquire approximately 21% of the outstanding shares of Telekom Austria AG (“Telekom Austria”) from Marathon Zwei Beteiligungs GmbH, a wholly-owned subsidiary of RPR Privatstiftung, a private trust established by Mr. Ronny Pecik. Under the agreement, we acquired 5% of the outstanding shares of Telekom Austria, and had right to acquire additional shares. On September 25, 2012, after receiving the required regulatory approvals, we acquired approximately 16% of the outstanding shares of Telekom Austria. As a result, as of September 30, 2012, we held directly and indirectly, approximately 22.76% of the outstanding shares of Telekom Austria. The total purchase price was approximately €954 million (Ps.15,977 million). Telekom Austria is the largest telecommunications company in Austria, and also provides telecommunications services in Belarus, Bulgaria, Croatia, Liechtenstein, Macedonia, Serbia and Slovenia.

Acquisition of Simple Mobile, Inc.

On June 19, 2012, our subsidiary Tracfone Wireless Inc. acquired 100% of the mobile virtual network business of Simple Mobile, Inc. for approximately U.S.$118 million (Ps.1,652 million). Simple Mobile, Inc. is one of the fastest growing mobile virtual network operators (MVNOs) in the United States, with more than 2.5 million customer activations.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratios of earnings to fixed charges(1) for the nine months ended September 30, 2012 and 2011, in accordance with IFRS.

Nine months ended September 30, 2011	Nine months ended September 30, 2012
7.0	6.5

(1)	Earnings, for this purpose, consist of profit before income tax, plus interest expense and interest implicit in operating leases, minus equity interest in net income of affiliates, during the period.

EXCHANGE RATES

U.S. Dollar/Mexican Peso

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rates in New York City for cable transfers payable in Mexican pesos published by the Federal Reserve Bank of New York, expressed in Mexican pesos per U.S. dollar. The rates in this table are provided for your reference only. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

Period	High	Low	Average(1)	Period End
2007	11.2692	10.6670	10.9253	10.9169
2008	13.9350	9.9166	11.2124	13.8320
2009	15.4060	12.6318	13.5777	13.0576
2010	13.1940	12.1556	12.6352	12.3825
2011	14.2542	11.5050	12.4270	13.9510
2012
January	13.7502	12.9251		13.0356
February	12.9514	12.6250		12.7941
March	12.9900	12.6280		12.8115
April	13.2290	12.7301		12.9900
May	14.3045	12.8877		14.3045
June	14.3650	13.4110		13.4110
July	13.7200	13.1066		13.2669
August	13.3959	13.0597		13.2401
September	13.1781	12.7409		12.8630
October	13.0925	12.7054		13.0877
November (through November 23)	13.2531	12.9652		12.9822

(1)	Average of month-end rates.

The noon buying rate published by the Federal Reserve Bank of New York on November 23, 2012 (the latest practicable date prior to the date hereof), was Ps.12.9822 to U.S.$1.00.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2012

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer